UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           INTERPHARM HOLDINGS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   460588106
                                 (CUSIP Number)

                               DECEMBER 31, 2006
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]  Rule 13d-1(b)
             [X]  Rule 13d-1(c)
             [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 2 of 12
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Aisling Capital II, LP
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         7,218,150*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       -0-
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    7,218,150*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,218,150*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.9%*

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  PN
--------------------------------------------------------------------------------

--------------------

* This amount is an approximation, which includes 122,241 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,813,995 shares of common stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock (the "Preferred Shares"). See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 3 of 12
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Aisling Capital Partners, LP
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         7,218,150*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       -0-
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    7,218,150*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,218,150*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  PN
--------------------------------------------------------------------------------

--------------------

* This amount is an approximation, which includes 122,241 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,813,995 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 4 of 12
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Aisling Capital Partners LLC
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         7,218,150*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       -0-
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    7,218,150*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,218,150*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  OO
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 122,241 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,813,995 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 5 of 12
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Steve Elms
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         -0-
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       7,218,150*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    -0-
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  7,218,150*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,218,150*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  IN
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 122,241 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,813,995 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 6 of 12
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Dennis Purcell
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         -0-
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       7,218,150*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    -0-
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  7,218,150*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,218,150*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  IN
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 122,241 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,813,995 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 7 of 12
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Andrew Schiff
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         -0-
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       7,218,150*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    -0-
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  7,218,150*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,218,150*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  IN
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 122,241 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,813,995 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 8 of 12
---------------------                                         ------------------


              Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned (the "Reporting Persons") hereby amend their Schedule 13G Statement, dated September 11, 2006, relating to the shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), of Interpharm Holdings, Inc. (the "Company").

Item 1.       No material change.

Item 2.       No material change.

Item 3.       No material change.

Item 4.       OWNERSHIP.

              (a)     AMOUNT BENEFICIALLY OWNED:

                      Each of the Reporting Persons may be deemed to beneficially own an aggregate of approximately 7,218,150 Shares, which includes 122,241 Shares, 2,281,914 Shares issuable upon the exercise of warrants and approximately 4,813,995 Shares issuable upon the initial conversion of the Preferred Shares. The certificate of designations of the Preferred Shares contains a blocker provision (the "Blocker") under which the holder of the Preferred Shares does not have the right to convert the Preferred Shares into Shares to the extent that such conversion would result in beneficial ownership by the holder of more than 9.99% of the number of Shares outstanding immediately after giving effect to such conversion. As a result of the Blocker, the Reporting Persons are reporting herein their beneficial ownership of the Shares representing 9.9% of the current outstanding Shares. If the Blocker were not in place, as of the date hereof, the Reporting Persons may be deemed to own an additional 1,751,443 Shares issuable upon conversion of the Preferred Shares held for the account of Aisling Capital II, L.P.

              (b)     PERCENTAGE OWNED:

                      Based on calculations made in accordance with Rule 13d-3(d), and there being 72,253,761 Shares outstanding as of November 6, 2006, each of the Reporting Persons may be deemed to beneficially own approximately 9.9% of the outstanding Common Stock.

              (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                      (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 7,218,150 Shares beneficially owned by Aisling.

                      (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than Aisling, Aisling Partners

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 9 of 12
---------------------                                         ------------------


                      and Aisling Partners GP, may be deemed to share the power to direct the voting and disposition of the 7,218,150 Shares beneficially owned by Aisling.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              No material change.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              No material change.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              No material change.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              No material change.

Item 9.       NOTICE OF DISSOLUTION OF GROUP

              No material change.

Item 10.      CERTIFICATION

              (b)  The  following   certification  shall  be  included  if  the
              statement is filed pursuant to ss.240.13d-1(c):

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 10 of 12
---------------------                                         ------------------


                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2007

                                        AISLING CAPITAL II, LP


                                        By:   Aisling Capital Partners, LP
                                              General Partner


                                        By:   Aisling Capital Partners LLC
                                              Managing Member


                                        By:   /s/ Dennis Purcell
                                              -------------------------------
                                              Name:  Dennis Purcell
                                              Title: Senior Managing Director


                                        AISLING CAPITAL PARTNERS, LP


                                        By:   Aisling Capital Partners LLC
                                              Managing Member


                                        By:   /s/ Dennis Purcell
                                              -------------------------------
                                              Name:  Dennis Purcell
                                              Title: Senior Managing Director


                                        AISLING CAPITAL PARTNERS LLC


                                        By:   /s/ Dennis Purcell
                                              -------------------------------
                                              Name:  Dennis Purcell
                                              Title: Senior Managing Director

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 11 of 12
---------------------                                         ------------------




                                           /s/ Steve Elms
                                           ----------------------
                                           Steve Elms


                                           /s/ Dennis Purcell
                                           ----------------------
                                           Dennis Purcell


                                           /s/ Andrew Schiff
                                           ----------------------
                                           Andrew Schiff

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 12 of 12
---------------------                                         ------------------


                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).